Reed Smith llp 355 South Grand Avenue
Allen Z. Sussman Direct Phone: +1 213 457 8030 Email: asussman@reedsmith.com	Suite 2900 Los Angeles, CA 90071-1514 +1 213 457 8000 Fax +1 213 457 8080 reedsmith.com
November 2, 2009
VIA EDGAR
Mark P. Shuman
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-6010

Re:	Smith Micro Software, Inc. Registration Statement on Form S-3 File No. 333-161658 Registration Statement on Form S-4 File No. 333-161659 Filed on September 1, 2009
Dear Mr. Shuman:
     On behalf of Smith Micro Software, Inc. (the “Company”), we hereby submit the following responses to the comments raised in your letter of September 29, 2009. To assist your review, we have retyped the text of the Staff’s comments in bold face type. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 1 to the Registration Statements on Form S-3 or Form S-4 as indicated, which are being filed concurrently with this letter.
Form S-3
Incorporation of Certain Documents by Reference, page 8
1.	Please revise this section and the corresponding section in the Form S-4 to incorporate by reference the Current Report on Form 8-K filed on September 14, 2009. See Question 123.05 of our Securities Acts Forms Compliance and Disclosure Interpretations, available on our website.
We acknowledge the Staff’s comment and will revise this section and the corresponding section in the Form S-4 to reflect the Staff’s comment. See page 8 of Amendment No. 1 to the Registration Statement on Form S-3 and page 7 of Amendment No. 1 to the Registration Statement on Form S-4.

Mark P. Shuman November 2, 2009 Page 2
Form S-4
General
2.	We note that in addition to registering shares of your common stock in connection with future acquisitions, you also appear to be registering the future resales of shares of common stock issued in Rule 145 transactions under this registration statement. In your response letter, please advise us of your plans for filing a prospectus that would be used for such resales. Also, please include a note to the fee table indicating that you are registering the resales of shares issued in Rule 145 transactions effected pursuant to this registration statement.
The Company has determined to remove, in Amendment No. 1 to the Registration Statement on Form S-4, the registration of future resales of shares issued in Rule 145 transactions. In light of this change, the comment is no longer relevant.
3.	We note from the disclosure in your Form 8-K filed on September 14, 2009 that you have entered into an agreement to acquire Core Mobility for $10 million in cash and 700,000 shares of your common stock. Please tell us if you intend to use any of the shares being registered in this registration statement in the acquisition of Core Mobility. If so, please provide us with a timeline of your negotiations with Core Mobility and your analysis as to whether your offer to Core Mobility preceded filing of the registration statement on September 1, 2009. If the offer followed filing of the registration statement, please amend your filing to include all the information on the proposed transaction required by Form S-4.
The Company does not intend to use any of the shares being registered in the Registration Statement on Form S-4 in the acquisition of Core Mobility. The issuance of shares to acquire Core Mobility is unrelated to the filing of the Form S-4.
Item 22. Undertakings, Page II-1
4.	Amend your registration statement to include the undertakings at Item 512(g) of Regulation S-K or tell us why you believe such undertakings are not required.
In light of the removal from the Registration Statement on Form S-4 of the registration of future resales of shares issued in Rule 145 transactions, the undertakings at Item 512(g) of Regulation S-K are no longer required.
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Mark P. Shuman November 2, 2009 Page 3
     We appreciate your time and attention to the filings and the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (213) 457-8030. Our facsimile number is (213) 457-8080.
Sincerely,
Allen Z. Sussman
cc: Mr. Andrew Schmidt, Chief Financial Officer